February 10, 2011
Staci Shannon
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re: MedCath Corporation — Comment Letter dated February 7, 2011
Dear Ms. Shannon:
Thank you for speaking with Lora Ramsey, MedCath Corporation’s (“MedCath”) Vice President & Corporate Controller, regarding the comments received from the staff of the Division of Corporation Finance dated February 7, 2011. Based on that conversation, MedCath intends to submit its responses to the staff on or before February 24, 2011.
Please call me if this is inconsistent with your understanding or if you would like to discuss this further.
Yours truly,
/s/ James A. Parker
James A. Parker
Executive Vice President & Chief Financial Officer
MedCath Corporation